SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

* * * * *

File No. 69-291

TNP ENTERPRISES, INC.

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. The name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business
TNP Enterprises, Inc.	Texas	2 Robbins Lane, Suite 201 Jericho, NY 11753 Holding Company

Texas-New Mexico Power Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 Electric Utility/Holding Company

First Choice Power, Inc.	Texas	P. O. Box 2943 Fort Worth, TX 76113 General purpose corporation

TNP Operating Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation (presently inactive)

Texas Generating Company, LP*	Texas	P.O. Box 2943 Fort Worth, TX 76113 Single purpose limited Partnership

Texas Generating Company II, LLC**	Texas	P.O. Box 2943 Fort Worth, TX 76113 Single purpose limited liability company

Facility Works, Inc.	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation

*	TNMP owns a 99% limited partnership interest. Texas Generating Company II, LLC, the general partner, owns the remaining one percent interest.
**	A wholly owned subsidiary of Texas-New Mexico Power Company

2. The following is a brief description of the properties of claimant and of its subsidiary public utility company, Texas-New Mexico Power Company (TNMP), used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

The claimant owns all of the issued and outstanding common stock of its principal operating subsidiaries: Texas-New Mexico Power Company, an electric public utility corporation, and First Choice Power (FCP), a retail electric provider.

Texas-New Mexico Power Company (TNMP) provides transmission and distribution services in 76 municipalities and adjacent rural areas in Texas and serves approximately 47,000 customers in nine municipalities and adjacent rural areas in New Mexico. TNMP is a subsidiary of TNP Enterprises, Inc., a public utility holding company exempt under Section 3(a)(1) of the Act.

Within Texas, TNMP is a regulated public utility that during 2002 was engaged in the transmission and distribution of electric energy. TNMP provides transmission and distribution services to 76 municipalities in Texas, primarily smaller-to-medium sized communities. Only three of the Texas municipalities that TNMP serves have populations exceeding 50,000. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. TNMP’s Texas service territory is found in three areas of the state:

•	56 communities in North and Central Texas extending from Lewisville, near Dallas-Fort Worth International Airport, along the Red River, and south and west of Fort Worth.

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•	14 communities in southeastern Texas, between Houston and Galveston and to the south of Houston. The largest municipality in this area is Texas City.

•	Six communities in far west Texas between Midland and El Paso.

Prior to 2002, TNMP was also engaged in the generation and sale of electric energy in Texas. Effective January 1, 2002, TNMP separated its Texas utility operations in accordance with the provisions of the Texas electric utility restructuring legislation enacted in 1999. Since that date, FCP, TNMP’s affiliated retail electric provider, has assumed the activities related to the sale of electricity to retail customers in Texas, both within TNMP’s service territories and elsewhere. FCP or other retail electric providers operating in TNMP’s service territories now serve customers formerly served directly by TNMP. Texas Generating Company, LP (TGC) became the unregulated entity performing the generation activities of TNMP. TNMP continues to operate its regulated transmission and distribution business in Texas.

TGC exited the power generation business during 2002 when it sold all its generating facilities in October 2002. TGC owns no other generation facilities and has no plans to conduct any other generating activities.

Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. It owns transmission and distribution lines within New Mexico and serves nine communities in southern New Mexico. The largest of these are Silver City, Alamogordo and Ruidoso. The New Mexico region is based at Silver City.

Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas.

3. Certain information, for the calendar year 2002 with respect to claimant and its public utility subsidiary, TNMP, is provided in the following chart:

(a)Total MWH sold and related revenues are as follows:

	MWH	Revenues From Sales
Retail	6,788,156	$245,252,000
Wholesale	1,978,194	53,806,000

Totals	8,766,350	$299,058,000

TNP, TNMP, FCP, TGC and TGCII are incorporated or organized in the State of Texas

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(b)MWH sold and related revenues at retail in (a) above, are as follows:

	MWH	Retail Revenues
Texas	5,769,821	$152,945,000
New Mexico	1,018,335	92,307,000

Totals	6,788,156	$245,252,000

(c) MWH sold and related revenues at wholesale in (a) above, are as follows:

	MWH	Wholesale Revenues
Texas	1,978,194	$53,806,000
New Mexico	—	—

Totals	1,978,194	$53,806,000

(d) MWH purchased and related expenses are as follows:

	MWH	Purchased Power Expenses
Texas	24,906	$1,826,000
New Mexico	1,082,018	62,902,000

Totals	1,106,924	$64,728,000

4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

Exhibit A. Presented are:

•	consolidating statement of income of the claimant and its subsidiaries for the last calendar year 2002,

•	a consolidating balance sheet of the claimant as of the close of the 2002 calendar year, and

•	consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 2002 calendar year.

Exhibit B. A Financial Data Schedule for the period ended December 31, 2002, including Item Nos. 1, 2, and 3.

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The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2003.

TNP Enterprises, Inc.

	By:	/s/ Theodore A. Babcock
Corporate Seal Attest:		Theodore A. Babcock Chief Financial Officer

/s/ Kathleen A. Marion
Kathleen A. Marion, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Kathleen A. Marion, Secretary

TNP Enterprises, Inc.

2 Robbins Lane, Suite 201

Jericho, NY 11753

With a copy to

Paul W. Talbot, Senior Counsel

Texas-New Mexico Power Company

4100 International Plaza

Fort Worth, TX 76109

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Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME

For the Year Ended December 31, 2002

(Amounts in Thousands)

	Texas-New Mexico Power Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated
OPERATING REVENUES	$303,907	$505,256	$—	$—	$(121,792)	$687,371

OPERATING EXPENSES:
Purchased power and fuel	100,679	247,963	—	—	(14,134)	334,508
Other operating and maintenance	75,240	194,508	—	6,321	(107,658)	168,411
Accrual for payment to TNMP	—	752	—	—	—	752
Depreciation of utility plant	27,567	238	—	6	—	27,811
Charge for recovery of stranded plant	(733)	—	—	—	—	(733)
Taxes other than income taxes	24,507	6,725	29	267	—	31,528

Total operating expenses	227,260	450,186	29	6,594	(121,792)	562,277

OPERATING INCOME	76,647	55,070	(29)	(6,594)	—	125,094
Other income and deductions, net	464	322	77	67,124	(70,044)	(2,057)

INCOME BEFORE INTEREST CHARGES AND INCOME TAXES	77,111	55,392	48	60,530	(70,044)	123,037

INTEREST CHARGES:
Interest on long-term debt	18,300	469	—	35,140	—	53,909
Other interest and amortization of debt-related costs	3,514	559	—	2,225	(483)	5,815

Total interest charges	21,814	1,028	—	37,365	(483)	59,724

INCOME BEFORE INCOME TAXES	55,297	54,364	48	23,165	(69,561)	63,313
Income taxes	19,166	20,965	17	(16,428)	—	23,720

NET INCOME	36,131	33,399	31	39,593	(69,561)	39,593
Dividends on preferred stock and other	—	—	—	19,260	—	19,260

INCOME APPLICABLE TO COMMON STOCK	$36,131	$33,399	$31	$20,333	$(69,561)	$20,333

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF RETAINED EARNINGS

For the Year Ended December 31, 2002

(Amounts in Thousands)

	Texas-New Mexico Power Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Facility Works, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated
BALANCE AT DECEMBER 31, 2001	$115,685	$(2,106)	$1,178	$(21,189)	$(29,989)	$(84,768)	$(21,189)
Net income	36,131	33,399	31	39,593	—	(69,561)	39,593
Dividends on preferred stock	—	—	—	(18,822)	.	—	(18,822)
Dividends on common stock	(97,300)	(15,000)	—	—	—	112,300	—
Preferred stock discount and warrant accretion	—	—	—	(438)	—	—	(438)

BALANCE AT DECEMBER 31, 2002	$54,516	$16,293	$1,209	$(856)	$(29,989)	$(42,029)	$(856)

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

December 31, 2002

(Amounts in Thousands)

	Texas-New Mexico Power Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Facility Works, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$284	$5,213	$771	$10,356	$66	$—	$16,690
Notes receivable	—	14,557	—	—	—	(14,557)	—
Accounts receivable	33,678	77,560	(30)	(7,018)	271	(10,077)	94,384
Deferred purchased power and fuel costs	1,320	—	—	—	—	—	1,320
Other current assets	1,674	516	—	74	52	—	2,316

Total current assets	36,956	97,846	741	3,412	389	(24,634)	114,710

UTILITY PLANT	782,667	3,664	—	38	—	(205,047)	581,322
Less: accumulated depreciation	278,757	907	—	15	—	(205,047)	74,632

Net utility plant	503,910	2,757	—	23	—	—	506,690

LONG-TERM AND OTHER ASSETS:
Investments in subsidiary companies	—	—	—	296,618	—	(296,618)	—
Other property and investments, at cost	343	—	930	—	—	—	1,273
Goodwill	—	—	—	270,256	—	—	270,256
Recoverable stranded costs	298,748	—	—	—	—	—	298,748
Regulatory tax assets	913	1	—	—	—	—	914
Deferred charges	9,962	507	98	9,286	—	26,481	46,334

Total long-term and other assets	309,966	508	1,028	576,160	—	(270,137)	617,525

	$850,832	$101,111	$1,769	$579,595	$389	$(294,771)	$1,238,925

CAPITALIZATION AND LIABILITIES
CURRENT LIABILITIES:
Current maturities of long-term debt	$171,000	$—	$—	$1,600	$—	$—	$172,600
Notes payable	14,557	—	—	—	—	(14,557)	—
Accounts payable	9,543	48,341	—	6	70	(15,973)	41,987
Other current liabilities	25,532	11,341	60	4,500	(2,687)	5,897	44,643

Total current liabilities	220,632	59,682	60	6,106	(2,617)	(24,633)	259,230

LONG-TERM AND OTHER LIABILITIES:
Deferred purchased power and fuel costs	23,656	—	—	—	—	—	23,656
Accumulated deferred income taxes	148,971	(16)	—	(9,975)	—	132	139,112
Accumulated deferred investment tax credits	19,333	—	—	—	—	—	19,333
Deferred credits	12,751	752	—	871	—	26,132	40,506

Total long-term and other liabilities	204,711	736	—	(9,104)	—	26,264	222,607

LONG-TERM DEBT, LESS CURRENT MATURITIES	174,495	—	—	344,700	—	—	519,195

REDEEMABLE CUMULATIVE PREFERRED STOCK	—	—	—	140,452	—	—	140,452

COMMON SHAREHOLDER'S EQUITY:
Common stock	107	1	100	100,000	1	(209)	100,000
Other paid-in-capital	197,751	24,399	400	—	32,994	(255,544)	—
Retained earnings (deficit)	54,516	16,293	1,209	(856)	(29,989)	(42,029)	(856)
Accumulated other comprehensive loss	(1,380)	—	—	(1,703)	—	1,380	(1,703)

Total common shareholder's equity	250,994	40,693	1,709	97,441	3,006	(296,402)	97,441

	$850,832	$101,111	$1,769	$579,595	$389	$(294,771)	$1,238,925

EXHIBIT B

TNP ENTERPRISES, INC. AND SUBSIDIARIES

Financial Data Schedule

For the Period Ending December 31, 2002

(Amounts in Thousands)

Item No.	Caption Heading	Amount
1	Total Assets	$1,238,925
2	Total Operating Revenues	687,371
3	Net Income	39,593